ROSA A. TESTANI
212/872.8115/fax: 212.872.1002
rtestani@akingump.com

June 8, 2012

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	EVERTEC, LLC and EVERTEC Finance Corp.

Registration Statement on Form S-4

Dear Ladies/Gentlemen:

On behalf of EVERTEC, LLC and EVERTEC Finance Corp. (the “Registrants”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, a Registration Statement on Form S-4 (the “Registration Statement”), covering $40,000,000 aggregate principal amount of 11% Senior Notes due 2018 (“Senior Notes”) which will be offered by the Registrants in exchange for a like principal amount of their outstanding 11% Senior Notes due 2018 which were issued in a private offering under Rule 144A and Regulation S.

If any questions should arise in the course of your review of the enclosed, please call me at (212) 872-8115.

Sincerely,

/s/ Rosa A. Testani
Rosa A. Testani

Enclosures

cc:	Luisa Wert Serrano